                           FORWARD LOOKING INFORMATION

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to the Company's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in the Company's securities. The Company does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

                                                                    EXHIBIT 99.1

I. COMPANY STATUS

      1. HISTORY OF THE COMPANY

        A. Major events in 2004

           - Jan. 9, 2004 : Reorganization plan approved by the Seoul District Court

           - Mar. 15, 2004 : Excluded from Trigem Computer' Corporate Group List

        B. Affiliated Corporate Group

           - The company was excluded from Trigem Computer' Corporate Group List on March 15, 2004.

      2. CAPITAL CHANGES

        A. Changes in Paid-In Capital

                                 (Unit: One thousand shares, in Millions of Won)

                                            Details of Increased (Reduced) Share
                                  ---------------------------------------------------------  Capital After
                                                                  Par Value     Issue Price     Increase
Date               Origin              Type        Quantity       Per Share      Per Share    (Reduction)
-------      ------------------    ------------   --------       -----------    -----------  -------------
1/9/04        Capital Reduction    Common Stock    (42,633)       Won 2,500               -        (87,504)
2/20/04       Capital Reduction    Common Stock    (34,126)       Won 2,500               -         (2,187)
4/8/04        Capital Reduction    Common Stock        (32)       Won 2,500               -         (2,107)
6/1/04        Capital Increase     Common Stock      6,958        Won 2,500       Won 5,000         19,504

        B. Plans for Capital Change

           In accordance with the Article 10 of Corporate Reorganization Plan, unsettled reorganization claims from our creditor and security holders could be converted to equity of the company in near future.

      3. TOTAL NUMBER OF SHARES

        A. Total Number of Shares

                                                            (As of Sep 30, 2004)

Total Number of Shares to be Issued     Total Number of Shares Issued      Total Number of Shares Not Issued
-----------------------------------     -----------------------------      ---------------------------------
           400,000,000                            7,801,800                            392,198,200

        B. Details of Shares Issued

                                                            (As of Sep 30, 2004)

Par Value Per Share : Won 2,500                                                 (Unit:  won, shares)
---------------------------------------------           --------------------------------------------
        Classification               Type                Shares Issued             Total Par Value
-------------------------------  ------------            -------------           -------------------
        Registered               Common Stock               7,801,800               19,504,500,000

        C. Purchase and Sale of Treasury Shares

            There were no changes made in 3Q 2004. For more information, please refer to the Company's 2004 Interim Report which was filed with the SEC.

        D. Treasury Stock Fund

        There were no changes made in 3Q 2004. For more information, please refer to the Company's 2004 Interim Report which was filed with the SEC.

        E. Stock Option : N/A

        F. Employee Stock Ownership Association

        There were no changes made in 3Q 2004. For more information, please refer to the Company's 2004 Interim Report which was filed with the SEC.

      4. VOTING RIGHTS

As of Sep. 30, 2004
shares                                                                                        Unit:
---------------------------------------------------------------------------------------------------
                     Classification                         Number of Shares           Remark
--------------------------------------------------------    ----------------     ------------------
1. Shares with voting rights [a-b]                             7,801,800
    a. Total number of shares issued by the Company            7,801,800
    b. Shares without voting rights
2. Shares with limited voting rights[a+b+c+d]                  7,801,800
    a. Restricted by Commercial Law
    b. Restricted by Securities and Exchange Law
    c. Restricted by Monopoly Regulation and Fair Trade
       Law
    d. Restricted by other applicable laws                     7,801,800             Corporate
                                                                                 Reorganization Act
3. Shares with restored voting rights                                  0
     Shares with exercisable voting rights [1-2+3]                     0

      5. DIVIDEND INFORMATION

        There was no dividend in Recent 5 Years. And pursuant to the Corporate Reorganization Plan, there will be no dividend until the Company has repaid all reorganization claims.

II. BUSINESS CONTENTS

      1. BUSINESS OUTLINE

  A. Market Share Ratio (As of September 30, 2004)

   Classification                  Company                 Number of Subscriber       Market Share (%)
-------------------     ------------------------------     --------------------       ----------------
                                      KT                        6,005,215                    50.9
                                Hanaro Telecom                  2,786,349                    23.6
                                   Thrunet                      1,290,455                    10.9
High Speed Internet               Onse Telecom                    395,113                     3.4
      Service                     DreamLine                       134,421                     1.1
                                    Dacom                         193,497                     1.6
                        Value-added service providers             818,292                     6.9
                          Specific service providers              164,634                     1.4
                                    Total                      11,787,976                   100.0

      Source : Ministry of Information and Communication

      2. MAIN PRODUCTS AND MATERIALS

        A. Status of Major Products

                                                     (Unit : In Millions of Won)

                                                                                               Sales Amt.
  Business Area       Sales Type          Product        Specific Use         Brand             (Ratio)
----------------      ----------     -----------------  ---------------       ------         -------------
    Broadband          Service       Telecommunication  Internet Access       Thrunet        268,421 (100%)
Internet Service                          Services          Service

        B. Price Changes of Main Products

        There were no changes made in 3Q 2004. For more information, please refer to the Company's 2004 Interim Report which was filed with the SEC.

      3. MAJOR FACILITIES

                                                   Gain/Loss
                              Beginning      ---------------------                         Ending
      Property Type           Book Value     Increase      Decrease      Amortization    Book Value
-------------------------     ----------     --------      --------      ------------    ----------
           Land                   12,252                                                     12,252
         Building                 16,073                                          295        15,778
          System                 189,363       13,441         6,241            45,723       150,840
    Communication Line           107,697            1        12,027             7,461        88,210
   Tools and Equipment               474                                          100           374
   Office Fixtures and
         Supplies                  1,220            4            29               692           503
       Lease Asset                 7,819                        745             1,000         6,074
Assets Under Construction          8,780        7,326         3,439                          12,667
  Other tangible assets            2,579        1,732         4,311                               0

      4. SALES PERFORMANCE

                                                      (Unit : In Million of Won)

  Business Area                Item              9th 3 Q           8th 3 Q          8th Annual
------------------      ------------------       -------           -------          ----------
  Supplementary         Broadband Internet       268,421           294,101            388,320
Telecommunication

      5. DERIVATIVE PRODUCTS

        A. Foreign Exchange Position by Currency Type : N/A

        B. Foreign Exchange Risk Management : N/A

      6. MATERIAL AGREEMENT

                   Contract Content                           Contractor     Contract Date (Term)
-----------------------------------------------------       --------------   --------------------
 Agreement on Provision of International Leased line        DACOM Crossing        2004.09.11
Provision of high-volume circuits between Thrunet and          Powercomm          2004.06.24
                      Powercomm

      7. R&D

        A. Summary of R&D Activities

          (1) R&D Teams : N/A

          (2) R&D Expenses

                                                      (Unit: In Millions of Won)

                 Item                       3Q 2004         2003            2002        Remarks
---------------------------------------     -------         ----           ------       -------
            Raw material
              Salaries                                                        971
            Depreciation
          Outside services
                Misc.                                                           3
     Total of research expenses                n/a           n/a
                      Selling and                                             974
               administrative expenses
Accounting     Manufacturing expenses
                  Development cost
 Total of research expenses / Sales
            revenue ratio
 (Total of research expenses / sales
            revenue x 100)                     0%             0%            0.184%

     8. OTHER INFORMATION FOR INVESTMENT DECISIONS

        A. Funding Summary

         - There was no outside funding after the commencement of reorganization proceedings in March 2003.

         - Then existing liabilities were reclassified according to the reorganization plan as secured borrowings and unsecured borrowings.

[Domestic]                                           (Unit : In millions of Won)

                         Beginning Balance  Increase(Decrease)    Ending Balance             Remarks
                         -----------------  ------------------    --------------     -------------------------
Unsecured borrowings          204,142            (30,621)            173,521         Debt to equity conversion
 Secured borrowings           242,559            (14,344)            218,215
       Others                  27,256            (27,256)                  0                   ABL
       Total                  473,957            (72,221)            391,736

[Overseas]                                      (Unit : In thousands of dollars)

                        Beginning Balance   Increase(Decrease)    Ending Balance        Remarks
                        -----------------   -----------------     --------------       ---------
Secured borrowings           11,103                 -                 11,103           SB, Cisco

      B. Asset-Backed Securities

        - Asset Transfer Agreement/ Trust Agreement

                                                      (Unit: In Millions of Won)


               CONTRACTING PARTNERS
--------------------------------------------------                              TRANSFER/TRUST AMOUNT
ASSIGNOR/CONSIGNOR         ASSIGNEE/CONSIGNEE             TRANSFER/TRUST DATE     (AMOUNT ASSESSED)
------------------    ----------------------------       ---------------------    -----------------
      Thrunet                Korea Cable TV                  2003.12.30                      3,779
      Thrunet          Dong-gu Cable Broadcasting            2003.12.30                      1,834
      Thrunet                   Powercomm                     2002.7.31                     38,000
      Thrunet         Korea Real Estate Investment            2002.7.24                     45,000
      Thrunet                      CKR                         2002.8.9                     38,000
      Thrunet                   SK Global                     2002.6.26                    346,860

        - Asset Management Agreement   N/A

      C. Credit Rating in Past Three Years

  DATE                     ITEM                   CREDIT RATING     CREDIT RATING AGENCY     RATING TYPE
-------               --------------              -------------     --------------------     -----------
6/28/02               Corporate Bond                   BB+                  NICE               Periodic
2/28/02               Corporate Bond                   BB+              Korea Ratings         Mandatory
2/27/02               Corporate Bond                   BB+                  NICE              Mandatory

      D. Other important items   N/A

III. FINANCIAL INFORMATION

      1. FINANCIAL SUMMARY

                                                      (Unit: In Millions of Won)

                                  9TH             8TH              7TH             6TH              5TH
      CLASSIFICATION              3 Q            ANNUAL           ANNUAL          ANNUAL           ANNUAL
--------------------------      -------          -------         -------        --------         ---------
[Current Assets]                136,520          133,273         175,082          258,870          113,637
- Current Assets                136,520          133,273         175,082          258,870          113,637
- Inventories                         0                0               0                0                0
[Fixed Assets]                  321,836          390,185         573,888        1,436,109        1,309,098
- Investment Assets              20,267           26,263          49,652          272,432          202,536
- Tangible Assets               286,698          346,260         500,744        1,134,231        1,073,006
- Intangible Assets              14,870           17,661          23,491           29,446           33,556
       Total Assets             458,355          523,458         748,969        1,694,979        1,422,735

                                  9TH             8TH              7TH            6TH               5TH
      CLASSIFICATION              3 Q            ANNUAL           ANNUAL         ANNUAL            ANNUAL
--------------------------      -------          -------         -------        --------         ---------
[Current Liabilities]            60,409          144,164         522,340          673,805         585,759
[Long-term Liabilities]         388,132          574,658         299,945          987,616         676,354
     Total Liabilities          448,541          718,825         822,285        1,661,421       1,262,112
[Shareholders' Equity]           19,505          194,088         194,088          256,602         179,894
[Capital Surplus]               388,576          159,298         546,723          264,340         263,612
- Additional Paid-in            176,537          159,298         159,328          264,340         263,612
Capital
- Gains on Capital              191,598                0         387,425                0               0
Reduction
- Other Additional Capital       20,441                0               0                0               0
[Retained Earning]             (398,265)        (568,801)       (834,198)        (509,642)       (268,305)
[Capital Adjustment]                 (1)          20,048          20,040           22,258         (14,579)
Total Stockholders' Equity        9,814         (195,366)        (73,315)          33,558         160,622
Revenues                        268,421          388,320         528,075          476,885         241,952
Operating Income                  4,611          (12,221)        (11,023)         (78,720)       (153,460)
Ordinary Income                 (18,298)        (122,028)       (318,760)        (253,124)       (209,120)
Net Income                      170,537         (122,028)       (324,557)        (241,336)       (209,702)

[(  ) refers to minus]

      2. VIOLATIONS OF CORPORATE ACCOUNTING STANDARDS

        - Violations Requiring Modification of Financial Statement : N/A

        - Violations Irrelevant to Modification of Financial Statement : N/A

      3. ACCOUNTING INFORMATION

        A. Allowance for Doubtful Account

           (1) Allowance for Doubtful Account for the Past Three Years

                                                         (Unit : Million Won, %)

                                                                  Allowance for
Classification           Account Title           Total Amount    doubtful account   Reserve Ratio
--------------    ---------------------          ------------    ----------------   -------------
                  Trade Receivables                   114,838              42,260             36.8
                  Non-Trade Receivables                29,780              18,651             62.6
     3Q 9th       Long-term Loan                        3,001                  21              0.7
                  Total                               147,619              60,932             41.3
                  Trade Receivables                    90,721              27,674             30.5
                  Non-Trade Receivables                23,348              18,820             80.6
      8th         Long-term Loan                        3,092                  21              0.6
                  Total                               117,161              46,515             39.7
                  Trade Receivables                    81,449              17,917               22
                  Non-Trade Receivables                20,734              11,500             55.4
      7th         Short-term Loan                      15,814               2,728             17.2
                  Long-term Loan                       74,555              31,676             42.4
                  Total                               192,552              63,821             33.1

       (2) Changes of allowance for Doubtful Account for the past Three Year

                                    (Unit: Million Won)

       Subject           9th 3Q  8th (annual)   7th (annual)
       -------           ------  ------------   ------------
1. Beginning Balance     27,674     17,917         8,328
2. Net used amount
3. Appropriated amount   14,586     12,270         9,589
4. Ending Balance        42,260     27,674        17,917

      (3) Establishing Allowance for Bad Debts Related to Accounts Receivable As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

      (4) Trade Receivables by Term as of Quarter-End of This Year

                                                     (Unit : In Millions of Won)

                                         Over 6 Months   Over 1 Year
                           Less than 6    Less than 1    Less than 3   Over 3
     Classification           Months         Year           Years       Years    Total
     --------------        -----------   -------------   -----------   -------  -------
         Amount               68,223        10,471          29,974       6,012  114,680
         General
Special Relevant Parties         158             -               -           -      158
          Total               68,381        10,471          29,974       6,012  114,838
          Ratio                   60%            9%             26%          5%     100%

 B. Changes to Accounting Standards in the Past Five Years, And Reasons

    Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The Company's financial statements were revised its Accounting Standards in accordance with the new Accounting Standards.

 C. NOL Year in the Past Five Years and main reasons : NOL (Net Operating Loss) occurred in all tax years

 D. The year (and reasons) if the increase in the rate of net profit was over 30% compared to previous year or the Company's operating results turned positive from negative in the past five years.

      - The Company generated a profit during the 2nd quarter of this year as a result of gains from liabilities exempted in the amount of Won 188,632 million.

 F. Evaluation of Unmarketable Equity Securities in Current Year

                                                      (Unit: In Millions of Won)

                                   Number of                             Estimation
        Company Name                 share        Cost    Book Value    Gains(Losses)
        ------------               ---------      ----    ----------    -------------
Inbain                                67,500       450           117
Hankyung.Com                         100,000       515           180

Multiplus                                 100        0.5        0.5
Korea IT Venture Investment            25,000         65         65
KI&X                                   10,000         50         50
Dongbu Securities                      99,280      2,000        201        (907)
MIC99-7 Venture Capital Union #8          300      3,009      1,223
HeyAnita Korea                        313,600      1,568        885
Korea Cable TV Saeronet               246,191      2,179      1,057
Powercomm                              83,333      1,000      1,000
TG Venture Capital Union #5               6.4        640         84
Sport love                            154,337        300          -
Korea Cable TV Ginam                  837,209     22,305      3,630
Ibztoday                              100,000        669          -
Pilron                                 30,160      1,206          -
Actizen.com                            26,907        100          -
Naray telecom Technology               11,990        114          -
Entechvil                              23,750        285          -
HeyAnita.com. Inc.                    154,440         55
RentHouse                              28,000        420          -
Joy View                               40,000        100
Person Tel. Inc.                   10,000,000      1,667          -
Korea.com                             350,000     35,000        591
TG Edunet                             480,000      2,400          -
Ahicon                                 31,653         22         22
Total                                           76,119.5   9,105.50        (907)

4. FINANCIAL STATEMENTS

 A.. Balance Sheet

                                Balance Sheet
                        9th 3 Q , as of 2004. 9.30
                        8th [  ], as of 2003. 12.31
                        7th [  ], as of 2002. 12.31

                                                      (Unit: In Millions of Won)

               SUBJECT                                        9TH 3 Q             8TH ANNUAL         7TH ANNUAL
               -------                                   -----------------    -----------------   -----------------
Assets
I. Current Assets                                                  136,520              133,273             175,054
(1) Current Assets                                                 136,520              133,273             175,054
   1. Cash and cash equivalents                                      6,952               61,438              38,186
   2. Short-term financial instrument                               44,891                3,459              12,313
   3. Trade receivable                                   114,838              90,721              81,448
      Allowance for doubtful accounts                     42,260    72,578    27,674     63,048   17,916     63,532
   4. Short-term loans                                                                            20,733
      Allowance for doubtful accounts                                                             11,500      9,233
   5. Non-trade Receivable                                29,780              23,348              74,555
      Allowance for doubtful accounts                     18,651              18,820              31,676
      Present Value Discount                                  58    11,070        57      4,471      274     42,604
   6. Accrued revenues                                                 578                  105               1,890
   7. Prepaid expenses                                                 143                  282               6,429
   8. Prepaid income tax                                               198                  471                 865
   9. Advance payment                                                  110
II. Fixed assets                                                   321,836             390,1869             573,914

 (1) Investment assets                                              20,267               26,263              49,679
   1. Long-term financial instrument                                    19                   11                  16
   2. Marketable securities                                          5,148                6,058              10,591
   3. Investment in equity securities applied Equity                 3,718                6,211              11,652
method
   4. Long-term loans                                      3,001                3,092              15,813
      Allowance for doubtful accounts                         21                   21                   0
      Present value discount                               1,458     1,522      1,577     1,495     2,728    13,085
   5. Long-term non-trade receivables                      1,069                1,942               2,118
      Present value discount                                 624       445        789     1,153       215     1,903
   6. Deposits provided                                              8,029                9,949              10,855
   7. Memberships                                                    1,387                1,387               1,574
 (2) Tangible Assets                                               286,698              346,260             500,743
   1. Land                                                          12,252               12,252              12,252
   2. Building                                            17,878               17,878              17,878
      Accumulated depreciation                             2,100    15,778      1,805    16,073     1,410    16,467
   3. Transmission and communications equipment          412,903              405,704             489,618
      Accumulated reduction loss                           4,195                4,195
      Accumulated depreciation                           257,869   150,840    212,146   189,363   183,286   306,331
   4. Communication circuit equipment                    144,818              158,584             166,878
      Accumulated depreciation                            44,021               36,560              24,332
      Accumulated reduction loss                          12,587    88,210     14,326   107,698         0   142,545
   5. Tools                                                1,072                1,072               1,943
      Accumulated depreciation                               697       374        597       475       861     1,080
   6. Office equipments                                    7,915                7,940               8,596
      Accumulated depreciation                             7,412       503      6,719     1,221     6,178     2,417
   7. Construction in progress                                      12,667                8,780               3,532
   8. Other tangible assets                                                               2,579                   0
   9. Capital lease assets                                33,324                         34,069    35,070
      Accumulated depreciation                            27,250     6,074     26,250     7,819    18,954    16,116
   10. Vehicles                                                                     0                   0
      Accumulated depreciation                                                                0                   0
 (3) Intangible Assets                                              14,870               17,662              23,491
   1. Patents-Industrial                                            13,110
   2. Software                                                         916                                    7,051
   3. Goodwill                                                                            1,137               1,528
   4. Other intangible asset                                           844               16,524              21,963
       Total Assets                                                458,355              523,459             748,969
Liabilities
  I. Current  liabilities                                           60,409              144,167              52,339
   1. Short-term borrowing                                                                                    9,999
   2. Current portion of long-term liabilities                                 36,772              96,249
      Present value discount                                                    4,698    32,074    13,850    82,399
   3. Non-trade payable                                   13,376               14,294             203,411
      Present value discount                                   0    13,376          0    14,294         9   203,401
   4. Advances from customers                                          792                  777                 930
   5. Withholdings                                                     193                  389                 417
   6. Value added tax withheld                                       3,036                3,703              35,516
   7. Accrued expenses                                              30,453               46,366              14,255
   8. Current portion of capital non-trade payable                                                            9,434
   9. Current portion of bond payables                                                             44,400
      Discount on bonds payables                                                                       43    44,356
   10. Current portion of convertible bonds                                                       100,000

     Discount on bonds payables                                                                        63
     Accrued interest                                                                              15,893   115,829
   11. Allowance for contingent loss                                                                          5,796
   12. Currency exchange
   13. Current portion of long-term non-trade payable     12,886               46,565
      Present value discount                                 331    12,555          0    46,565
   14. Unearned revenues
   15. Deposits received                                                 4
 II. Fixed Liabilities                                             388,132              574,658             299,945
   1. Bonds payable                                                                               134,634
      Discount on bonds payable                                                                     4,300   130,334
   2. Convertible bonds                                                                               952
      Bond discount                                                                                    93
      Long-term accrued interest                                                                       56       915
   3. Long-term borrowings                               414,524              450,485             152,798
      Present value discount                             112,819   301,705          0   450,485     3,151   149,647
   4. Provision for severance benefits                     2,907                2,661               2,423
      Deposit for severance benefits                         346                  396                 413
      Contribution to national pension plan                   27     2,535         32     2,234        33     1,976
   5. Non-trade payables of capital lease                                                                    13,451
   6. Long-term non-trade payables                       117,206              119,875               1,800
      Present value discount                              33,870    83,335          0   119,875       341     1,459
   7. Leasehold deposit received                                       557                2,065               2,160
   8. Long-term unearned revenues
       Total Liabilities                                           448,541              718,826             822,285
Stockholders' Equity
I. Capital stock                                                    19,505              194,088             194,088
    Common stock                                                    19,505              194,088             194,088
II. Additional paid-in and other capital                           388,576              159,298             546,753
     Additional Paid-in Capital                                    176,537              159,298             159,328
     Gains on capital reduction                                    191,598                                  387,425
     Other additional paid-in capital                               20,441
III. Retained earning
     1. Unappropriated retained earnings                          (398,265)            (568,802)           (834,198)
        Forwarded retained earnings                               (568,802)
        Net income                                                 170,537
IV. Capital adjustments                                                 (1)              20,049              20,040
   1. Loss on valuation of marketable securities                        (6)                                       7
   2. Stock option                                                                       20,441              20,440
   3. Treasury Stock                                                   (10)                (392)               (392)
   4. Gains on Valuation of Investment Securities                       15
       Total Stockholders' Equity                                    9,814             (195,367)            (73,316)
       Total Liabilities and Stockholders' Equity                  458,355              523,459             748,969

B. Income Statement

                        Income Statement

                        9th 3 Q (2004.1.1 ~ 2004.9.30)

                        8th 3 Q (2003.1.1 ~ 2003.9.30)

                        8th [  ] (2003.1.1 ~ 2003.12.31)

                        7th [  ] (2002.1.1 ~ 2002.12.31)

                                                      (Unit: In Millions of Won)

                                                               9th 3 Q                   8th 3 Q
                                                        ----------------------   -----------------------
           Subject                                      3 Months  Accumulation   3 Months   Accumulation  8th Annual  7th Annual
           -------                                      --------  ------------   --------   ------------  ----------  -----------
I. Revenues                                              85,769     268,421        96,081       294,101      388,321      528,074
II.Operating Costs                                       76,049     231,643        86,631       273,695      353,962      480,221
III.Gross Income                                          9,720      36,778         9,449        20,406       34,359       47,853
IV. Selling and administrative expense                   11,500      32,167        10,526        38,088       46,581       58,875
   1. Salaries                                              975       2,121           625         2,140        2,662        6,196
   2. Severance benefits                                     62         154            39           150          201          737
   3. Employee benefits                                      64         304           146           474          607        1,021
   4. Compensation expense associated with stock option                                             146                     1,487
   5. Travel expenses                                         4           7             1            19           25          110
   6. Communications expenses                               154         437           167           529          674          825
   7. Vehicles maintenance expense                           64         188            67           220          289          376
   8. Taxes and dues                                        156         385           214           478          636        1,374
   9. Rental expenses                                       403       1,179           414         1,711        2,116        1,831
   10. Depreciations expenses                               361       1,113           423         1,346        1,766        3,230
   11. Amortization of intangible asset                     745       2,792         1,448         4,401        5,830        8,457
   12. Bad debt expenses                                  6,149      14,587         3,245        10,058       12,270        9,588
   13. Repairs expenses                                      14          62           499           918        1,087          388
   14. Insurance premium                                     37         113           295           948        1,203        1,301
   15. Entertainment expenses                                 9          30            16            94          108          320
   16. Advertising expenses                               1,716       7,026         2,065         9,614       11,842       10,351
   17. Publication expenses                                   2          11             2            17           23           44
   18. Commissions                                          275         982           652         4,171        4,455        8,192
   19. Sales commissions for Internet services                                                                                421
   20. Trainings expenses                                     0           1             0             0                        20
   21. Utilities expenses                                   194         505           195           575          735        1,171
   22. Supplies expenses                                      5          14             3            16           20          101
   23. Conference                                            10          28             1            25           31          201
   24. Marketing expenses                                   100         129             0             1            1           95
   25. R&D expenses                                                                                                           973
 V. Operating Income (Loss)                              (1,779)      4,611        (1,077)      (17,682)     (12,222)     (11,022)
 VI. Non-operating Income                                10,613      22,649         3,763        22,274       32,062       32,010
   1.  Interest income                                      720       2,069           801         2,735        3,176        5,539
   2.  Rental Income                                        668       1,980           401         1,349        1,759        2,658
   3. Gains on foreign currency transaction                  23          45            83            21           22        3,972
   4. Gains on foreign currency translation                 207       1,058           718         1,635           61        3,034
   5. Gain on breach of contract                          1,188       4,136         1,165         4,088        6,818        2,859
   6. Reversal of provision for contingency loss                                                               5,797            0
   7. Gains on disposition of investments                     0           0             0            66        1,108           12
   8. Gains on disposition of tangible assets                 0       4,138             0             0                     8,166
   9. Gains on delay charge                                 351       1,049           353         1,085        1,437        1,679
  10. Conversion income                                                                                                     2,887
  11. Reversal of allowance for doubtful accounts            58         137             0         9,998       10,051            0
  12. Recovery of impairment losses on                                                              654          654            0

marketable bonds
  13. Reversal of contingency loss                                                                             5,797
  14. Miscellaneous revenues                                 95         736           239           638        1,179        1,201
  15. Equity income on investment
  16. Gains from liabilities repayment                    7,302       7,302
VII. Non-Operating Expenses                              13,561      45,558        18,100        77,728      141,868     339,7447
   1. Interest expenses                                  12,609      38,784        17,447        48,177       61,938       82,626
   2. Losses on foreign currency transaction                  1           6             0           679          211          383
   3. Losses on foreign currency translation                136                        35            69            3          306
   4. Donations                                                                                                                22
   5. Losses on valuation of investments                    497       2,486           138            63        4,274       57,451
   6. Losses on disposition of investment                                                            31           32        1,224
   7. Losses on disposition of tangible assets               77       2,464            15            48        3,005      107,601
   8. Losses on disposition of trade receivables                                                                            9,188
   9. Other bad debt expenses                               206         672           195         4,371        5,813       45,828
  10. Impairment losses on securities                                   908                       2,540        4,815
  11. Impairment losses on tangible assets                                                       16,162       20,450        5,137
  12. Impairment losses on intangible assets                                                                               13,671
  13. Miscellaneous losses                                   35         238           268         5,583        6,506          400
  14. Losses on breach of contract                                                                                          1,102
  15. Losses from cash forward transaction                                                                                     34
  16. Impairment losses on other investment                                                                   28,094
VIII. Gain before extraordinary gains/losses and
  income taxes                                           (4,727)    (18,298)      (15,414)      (73,136)    (122,028)    (318,760)
IX. Extraordinary Gains                                             188,834
     Gains from liabilities exempted                                188,834
X.   Extraordinary Losses
XI.  Income before income taxes expenses                 (4,727)    170,537       (15,414)      (73,136)    (122,028)    (324,557)
XII. Income Tax Expenses                                                                                                        0
XIII.Net Income                                          (4,727)    170,537       (15,414)      (73,136)    (122,028)    (324,556)

C. Statement of Deposition of Deficit

           Statement of Deposition of Deficit

                 8th (2003.1.1 ~ 2003.12.31)

                 7th (2002.1.1 ~ 2002.12.31)

                 6th (2001.1.1 ~ 2001.12.31)

                                                      (Unit: In Millions of Won)

                      SUBJECT                                  8TH                 7TH              6TH
                      -------                           ----------------    ----------------  ----------------
1. Deficit before disposition                                    568,802             834,199           509,642
    Undisposed deficit carried over from prior year     446,773             509,642           268,305

   Net Loss                                             122,028             324,557           241,336
2. Disposition of Deficit                                                            387,425
3. Undisposed deficit carried forward to                         568,802             446,774           509,642
    subsequent  year

D. Statement of Cash Flow

                                   Cash Flow

                            9th 3 Q (2004.1.1 ~ 2004.9.30)

                            8th 3 Q (2003.1.1 ~ 2003.9.30)

                        8th Annual (2003.1.1 ~ 2003.12.31)

                        7th Annual (2002.1.1 ~ 2002.12.31)

                                                      (Unit: In Millions of Won)

                                                              9TH 3 Q                 8TH 3 Q
                                                        --------------------   ----------------------
                  TITLE                                 3 MONTHS  CUMULATIVE   3 MONTHS   CUMULATIVE         8TH        7TH
                  -----                                 --------  ----------   --------   ----------       --------   --------
1. Cash Flow From Operating Activities                   -4,626       57,488     13,854       65,748         77,447     -5,307
   1) Net Profit (Loss)                                  -4,727      170,537    -15,414      -73,136       -122,028   -324,556
   2) Additions of Non-Cash Expenses                     36,638      112,006     39,107      136,521        211,271    456,094
     Bad debt expenses                                    6,149       14,587      3,245       10,085         12,270      9,588
     Other bad debt expenses                                206          672        195        4,371          5,813     45,828
     Depreciation expenses                               21,064       63,602     27,347       79,879        101,955    151,102
     Impairment loss on tangible assets                                                       16,162         20,450      5,136
     Depreciation of intangible assets                      745        2,792      1,448        4,401          5,830      8,457
     Losses on foreign currency transaction                   1            6          0          679            211          0
     Losses on foreign currency translation                 136                      35           69              3        306
     Severance benefit                                      298          688        194          709            944      2,183
     Miscellaneous losses                                                                                       884          0
     Losses on contingency                                                                                               5,796
     Stock compensation expense                                                       0          146              0      1,487
     Disposition losses on investment securities                                      0           31             32      1,224
     Impairment loss on marketable securities                            908                   2,540          4,815     14,769
     Equity losses on investment                            497        2,486        138           63          4,274     57,451
     Losses on disposition of tangible assets                77        2,464         15           48          3,005    107,601
     Disposition losses of trade receivables                                                                             9,188
     Impairment losses on intangible assets                                                                             13,671
     Research and development costs                                                                                          0
     Losses on valuation of cash forward                                                                                     0
     Interest expenses on discount bond issuance                                                              2,632      2,419
     Interest expenses on present value discount                                                             12,465     12,864
     Interest expenses on long-term accrued interest                                                            869      6,981
     Interest expense on convertible bond                                           614        4,285
     Losses on cash forward transaction                                                                                     34
     Amortization of present value discount difference    7,465       23,801      5,376       10,681
     Amortization of discount bond issuance                                         495        2,365
     Disposition losses on other investment                                                                  28,094
     Impairment loss on tangible asset                                                                        6,727
   3) Deduction of Non-Cash Incomes                       7,718      201,914        867       12,612         18,322     14,471
   Reversal of allowance for doubtful accounts               58          137          0        9,998         10,051
   Gains on foreign currency transaction                     23           45         83           21             22
   Gain on foreign currency translation                     207        1,058        718        1,635             61      3,034

   Other income                                                           43                      20            309
   Gains from liabilities exempted                                   188,834                                      -          -
   Gain on disposal of investment securities                                                      66          1,108         12
   Recovery of impairment losses on marketable
securities                                                                                       654            654
   Gain on disposal of property and equipment                          4,138                                             8,166
   Reversal of allowance for contingency                                                                      5,797
   Conversion Gain                                                                                                       2,887
   Interest Income (Amortization of present value
discount)                                                                                                       320        371
   Gains from liabilities repayment                       7,302        7,302
   Depreciation of present value discount                   127          356         65          215
   Reversal of stock option                                                                                             11,787
   4) Changes in assets and liabilities resulting
from operations                                         -28,819      -23,141     -8,970       14,976          6,526   -122,374
   Increase in trade receivables                        -17,078      -23,979     -3,114      -10,154        -10,341     -8,666
   Decrease (Increase) in accounts receivables            1,861        3,773      1,608       45,941         28,125      5,343
   Decrease(Increase) in accrued income                     207          473        116          267          1,785      1,902
   Decrease in prepaid expenses                              70          139      1,330        5,499          6,148     -2,134
   Decrease(Increase) in prepaid income tax                 -66          273       -137          449            395         70
   Decrease in long-term non-trade receivables              311          934        311          934          1,245
   Increase (Decrease) in non-trade payable               5,336          957    -20,959      -14,270        (22,219)   -33,113
   Decrease(Increase) in advances from customers             17          -15        -55         -164           (154)  -103,684
   Decrease(Increase) in withholdings                        71         -196         -3          -37            (29)      -490
   Decrease in VAT Withheld                                -585         -667      1,289      -31,821        (31,813)    35,516
   Increase in accrued expenses                          -3,758        6,035     14,127       22,404         34,071    -16,608
   Decrease(Increase) in Retirement Insurance Deposits                    50          4           34             18      1,145
   Decrease in Reclassification of National pension                        5                       1              2         44
   Payment of severance benefits                            -72         -442        -50         -670           (706)    -3,723
   Decrease in advance payment                              110          110                                             1,646
   Decrease in unearned revenues                           -184
   Decrease in VAT tax                                                                                                     377
   Increase in long-term accrued interest                                        -3,438       -3,438
   Increase in deposits received                              4            4
2. Cash Flows From Investing Activities                  -7,981      -41,634       -463      -11,780         12,362    308,413
   1) Cash Inflow from Investment Activities                361        6,759     23,854       29,232         44,186    606,303
   Decrease in short-term financial instruments                                  19,057       20,794         15,398    179,817
   Decrease of short-term loans                                                      22          429         11,530     23,341
   Decrease in long-term financial instruments                             3                       5              5      2,000
   Disposal of securities                                                 41        185          856            822      5,978
   Decrease of long-term loans                               13           92         26        1,700          2,376     43,977
   Refund of key-money deposits                             347        1,919        327          954          1,540      1,200
   Disposal of Membership Rights                                                                 254            222          0
   Disposal of furniture                                                   2         20           20              2        541
   Disposal of construction in progress                                           4,215        4,215            639     16,560
   Disposal of land                                                                                                     12,728
   Disposal of buildings                                                                                                24,898
   Disposal of  transmission and communications
equipment                                                                821                                  6,688     49,897
   Disposal of communication circuit equipment                         3,881                                  2,550    244,677

   Disposal of other intangible asset
   Disposal of vehicles                                                                                                    155
   Disposal of leased asset                                                                                                528
   Disposal of tools                                                                                            206
   Disposal of equity securities                                                                              2,209
2) Cash Outflow from Investment Activities                8,342       48,393     24,318       41,012         31,824    297,889
   Increase in short-term financial instruments           3,923       41,442     18,156       24,798         14,396    165,666
   Acquisition of marketable securities                                                          441            441      4,412
   Increase in Short-Term Loans                                                                2,800                    31,528
   Increase in long-term financial instruments
   Increase in long-term loans                                                        9           31            421     42,982
   Increase in key-money deposits                                                    62          694            733      1,606
   Increase in Membership Rights                                                                  66              -          -
   Acquisition of transmission and communications
equipment                                                                         3,555        8,054             62      3,310
   Acquisition of telecommunication facilities                1            1                      35              -          -
   Acquisition of construction in progress                4,308        5,490        684        2,240          5,689     31,614
   Acquisition of other tangible assets                     107        1,457      1,833        1,833         10,082     13,070
   Acquisition of furniture                                   3            4         16           16              -         13
   Acquisition of other intangible assets                                                                                2,562
   Acquisition of buildings                                                                                                302
   Acquisition of vehicles                                                                                                  47
   Acquisition of Goodwill                                                                                                 773
3. Cash Flows From Financing Activities                 -15,022      -70,340    -10,686      -54,679        (66,557)  -386,674
   1) Cash Inflow from Financing Activities                              325         31        6,877          6,378    102,172
   Issuance of bond                                                                            6,281          6,281     49,333
   Increase in key-money deposits                                        325         31           58             96        785
   Increase in long-term borrowings                                                              538
   Increase in short-term loans                                                                                         52,053
   Issuance of common stock
   Increase of CB                                                                                                          833
   2) Cash Outflow from Financial Activities             15,022       70,665     10,717       61,557        (72,935)  -488,846
   Repayment of short-term borrowing                                                           9,000          9,000     69,559
   Repayment of long-term borrowing                       1,581        4,829                                      -          -
   Repayment of current portion of long-term debt         5,141       32,191     10,700       50,294         61,581    199,652
   Repayment of short-term leased debt                                                         2,063                         0
   Decrease in long-term key-money deposit                   32           72                     190            190      8,254
   Payment of Stock Issue Costs                                                                    9                     1,595
   Acquisition of Treasury Shares                                                    16                                  1,141
   Repayment of current portion of bond                                                                                198,348
   Payment of accrued financial lease accounts payable                                                        2,163     10,296
   Decrease in additional paid-in capital                                157
   Payment of current portion of non-trade payables       7,486       32,634
   Payment of long-term non-trade payables                  782          782
4. Net Increase in Cash                                 -27,629      -54,486      2,704         -711         23,252    -83,569
5. Cash and Cash Equivalents, Beginning of Period        34,581       61,438     34,769       38,186         38,186    121,755
6. Cash and Cash Equivalents, End of Period               6,952        6,952     37,474       37,474         61,438     38,186

IV. AUDITOR'S INFORMATION

1. AUDITOR'S (CPA'S) INFORMATION

A Auditor

9TH (2004) 3 Q      8TH (2003) 3 Q     8TH (2003) ANNUAL    7TH (2002) ANNUAL
--------------      --------------     -----------------    -----------------
Ahn Kwon & Co.      Ahn Kwon & Co.     Ahn Kwon & Co.       Samil Accounting Co.

B. Audit Service Agreements

                                                      (Unit: In Millions of Won)

                                                                                              TOTAL TIME
BUSINESS YEAR       AUDITOR                         CONTENTS                        FEE        REQUIRED
-------------       -------                         --------                        ---        --------
     9th       Ahn Kwon & Co.          Quarterly, semi-annual and annual audits      70           -
     8th       Ahn Kwon & Co.          Quarterly, semi-annual and annual audits      80
     7th       Samil Accounting Co.    Quarterly, semi-annual and annual audits     100

C. Audit Agreement with External Auditor

                                                      (Unit: In Millions of Won)

BUSINESS YEAR  AGREEMENT DATE           CONTENTS OF SERVICE           SERVICE PERIOD          EXPENSES     REMARK
-------------  --------------           -------------------           --------------          --------     ------
     8th                        Reorganization procedure consulting                                 29
     7th                                  Outside services                                          98

V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

      1. SUMMARY OF CONTROL STRUCTURE

      A. Board of Directors

            (a) Establishment of Board of Directors

                  It is managed in accordance with the provisions of Corporate Reorganization Act

            (b) Main Contents of Board of Directors Policy

                  It is managed in accordance with the provisions of Corporate Reorganization Act

      B. Audit Policy

                  - According to the Corporate Reorganization Act, the bankruptcy court appointed a statutory auditor on April 6, 2004.

                  (1) Establishment and Structure of Audit Committee (Auditor)

                  - The statutory auditor was appointed by Seoul District Court on April 6, 2004.

                  - The statutory auditor performs his role according to the Guiding Principles of Auditor.

- The Company established provision and detailed rules of audit on April 28, 2004.

-     The Company organized Audit Team to support the Statutory Auditor.

      (2) Internal systems for audit committee (auditor) to gain access to management information According to the Article 7 and 8 of the auditing provisions, all employees have to closely cooperate with the Audit Team and a disciplinary action will be taken against refusal employee.

      (3) Details of Audit Committee Members (Statutory Auditor)

     Name                             Major experience                                          Remark
-------------     ------------------------------------------------------------------    --------------------------
                  - Director of Ssangyong Cement, Ssangyong Investment Co.,
Ko Chang Lib      - Statutory auditor of Sang-A Co., Labore Co., Korea Tapaulin Co.,    Appointed on April 6, 2004
                  - Receiver of Korea Tapaulin Co., Ltd

C. Shareholders' Voting Rights

      (1) Cumulative Voting: Not Adopted

      (2) Written/Electronic Voting: Not Adopted

      (3) Exercise Rights of Minority Shareholders: N/A

D. Directors' Compensation

      (1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

                          TOTAL PAID            TOTAL APPROVED BY                AVERAGE MONTHLY
CLASSIFICATION            (DURING 3Q)              SHAREHOLDERS                 PAYMENT PER PERSON        REMARK
--------------         ---------------          -----------------               ------------------        ------
   Director            119 million won                  -                       6.6 million won

      (2) Stock Options for Directors : None

2. STATUS OF AFFILIATED COMPANIES

       A. Investment in Affiliated and Subsidiary Companies

                                                                                    Relationship with Thrunet
                                        Capital                                 --------------------------------
         Company                    (Million Won)        Main Business          Number of Shares     Share Ratio
---------------------------------   -------------    ----------------------     ----------------     -----------
Korea.com Communications                   654           Portal Service                350,000           53.47%

Persontel, Inc.                     $3,000,000             UMS Service              10,000,000           50.00%

Renthouse                                1,400       Real Estate Info. Site             28,000           20.00%

TG Venture Investment Union 5            2,880                  -                          6.4           22.22%

Joyview                                    190             CP Supplier                  40,000           21.05%

Korea Cable TV Ginam Broadcasting       17,186          Cable TV Provider              837,209           24.36%

3. CHANGES OF NEGOTIABLE INSTRUMENT

[Classification: Domestic, Overseas]          (Unit: Million Won/ US $,  Shares)

                                                               STARTING BALANCE       INCREASE OR DECREASE      ENDING BALANCE
                                                       ------------------------------ -------------------- -----------------------
          ACCOUNT            CORPORATE                              SHARE ACQUISITION          ACQUISITION              SHARE BOOK
 CLASS     TITLE             NAME/ITEM                   QUANTITY   RATIO     COST    QUANTITY    COST       QUANTITY   RATIO VALUE
-------- ---------- ---------------------------------- ------------ ----- ----------- -------- ----------- ------------ ----- ------
                    MIC99-7 Venture investment Union 8          300  15.0     3,009                                 300  15.0 1,223
                    Hankyung.com                            100,000  5.00       515                             100,000  5.00   180
                    Inbain                                   67,500  2.92       450                              67,500  2.92   117
                    Renthouse                                28,000 20.00       420                              28,000 20.00     -
                    Dongbu Securities                        99,280  0.01       201                              99,280  0.01   201
                    HeyAnita Korea, Inc                     313,600 15.58     1,568                             313,600 15.58   885
                    iBiztoday.com                           100,000 10.00       669                             100,000 10.00     -
                    Pillon                                   30,160 11.96     1,206                              30,160 11.96     -
                    Korea IT venture investment Union        25,000  0.01        65                              25,000  0.01    65
                    Actizen.com                              26,907 18.68       100                              26,907 18.68     -
                    Joyview                                  40,000 21.05       100                              40,000 21.05     -
Domestic Investment EnTechVille                              23,750 19.19       285                              23,750 19.19     -
         Securities Naray Communication Technology           11,990 19.98       114                              11,990 19.98     -
                    KINX                                     10,000  6.67        50                              10,000  6.67    50
                    TG Venture Investment Union #5              6.4 22.22       640                                 6.4 22.22    84
                    Sports Love                             154,337  8.12       300                             154,337  8.12     -
                    Korea.com Communications                350,000 53.47    35,000                             350,000 53.47   592
                    Multiplus Ltd.                              100  5.00         1                                 100  5.00     1
                    Korea Cable TV Saeronet
                      Broadcasting                          246,191 12.31     2,719                             246,191 12.31 1,057
                    Korea Cable TV Ginam Broadcasting       837,209 24.36    22,305                             837,209 24.36 3,630
                    Powercomm                                83,333  0.06     1,000                              83,333  0.06 1,000
Overseas Investment Persontel                            10,000,000 50.00     1,666                          10,000,000    50     -
         Securities Hey Anita Inc.                          154,440  0.12        55                             154,440  0.12     -
           Total                                       12,702,103.4                                        12,702,103.4

VI. STOCK INFORMATION

1. STOCK DISTRIBUTION

      A. Largest Shareholder and Shares of Related Parties

[As of September 30, 2004]                                      (Unit: Share, %)

                                                                        NUMBER OF SHARES (SHARE RATIO)
                                                             ---------------------------------------------------
                                                                 BEGINNING   INCREASE  DECREASE      TERM-END
                                                             --------------- --------- --------- --------------- CAUSE
                                                             NUMBER OF SHARE   NUMBER   NUMBER    NUMBER   SHARE   OF
         NAME               RELATIONSHIP      TYPE OF SHARE   SHARES   RATIO OF SHARES OF SHARES OF SHARES RATIO CHANGE
---------------------- --------------------- --------------- --------- ----- --------- --------- --------- ----- ------
Korea Development Bank Largest Shareholder   Common Stock       0       0.0  1,912,950     -     1,912,950  24.5  Debt to Equity
                                                                                                                  Conversion

KDB Capital            Affiliate of the      Common Stock       0       0.0      1,638     -         1,638   0.0  Debt to Equity
                         Largest Shareholder                                                                      Conversion

                                             Common Stock       0       0.0  1,914,588     -     1,914,588  24.5

                       Total                 Preferred Share    0       0.0          0     -             0     0

                                                 Total          0       0.0  1,914,588     -     1,914,588  24.5

Name of Largest Shareholder: Korea Development Bank  Number of Related People: 1

      B. Status of Shareholders with 5% or Higher Share holding

      [As of September 30, 2004]                               (Unit: shares, %)

                                      COMMON STOCK            PREFERRED SHARE             SUBTOTAL
                               ------------------------   -----------------------   ----------------------
                               NUMBER OF                  NUMBER OF                 NUMBER OF
RANK        NAME (TITLE)         SHARES    SHARE RATIOS    SHARES     SHARE RATIO    SHARES    SHARE RATIO
----  ----------------------   ---------   ------------   ---------   -----------   ---------  -----------
 1    Korea Development Bank   1,912,950        24.52                               1,912,950      24.52

 2         Kookmin Bank        1,352,532        17.34                               1,352,532      17.34

 3          Powercomm            834,552        10.70                                 834,552      10.70

 4    Shin-smail-agein Inc.      735,000         9.42                                 735,000       9.42

 5        Bond-pak Inc.          450,000         5.77                                 450,000       5.77

 6       Bond-pak 2 Inc.         450,000         5.77                                 450,000       5.77

                     Total     5,735,034        73.51                               5,735,034      73.51

      C. Distribution by Shareholder

                                                         As of December 31, 2003

                                   NUMBER OF                   NUMBER OF
    CLASSIFICATION                SHAREHOLDERS     RATIO         SHARES            RATIO    REMARK
---------------------------       ------------     ------     ----------          ------    ------
        Government                      0           0.00              0             0.0

   Government Companies                 5           0.03         87,831             0.1

    Security Companies                  6           0.04        467,692             0.6

   Insurance Companies                  0           0.00              0             0.0

Investment Trust Companies              0           0.00              0             0.0

                                   NUMBER OF                   NUMBER OF
    CLASSIFICATION                SHAREHOLDERS     RATIO         SHARES            RATIO    REMARK
---------------------------       ------------     ------     ----------          ------    ------
  Financial Institutions                 2          0.00         362,360            0.5

General Financial Companies             12          0.07         217,656            0.3

   Mutual Savings Banks                  2          0.01           5,333            0.0

    Other Corporations                  67          0.42      60,678,416           78.1

        Individuals                 16,024         99.36       9,389,686           12.1

        Foreigners                       9          0.07       6,426,286            8.3

           Total                    16,127        100.00      77,635,260          100.0

      D. Ownership by Minority Shareholders, Largest Shareholder and others Shareholders

                                                         As of December 31, 2003

                                       NUMBER OF                   NUMBER OF
    CLASSIFICATION                    SHAREHOLDERS     RATIO(%)      SHARES        RATIO    REMARK
---------------------------           ------------     --------   ----------      ------    ------

   Total of Small Shareholders            16,113         99.9      33,719,762       43.4

Small Shareholders (Corporations)             97          0.3      23,627,179       30.4

Small Shareholders (Individuals)          16,016         99.6      10,092,583       13.0

       Largest Shareholder                     1          0.0      24,727,240      31.85

   Total of Other Shareholders                13          0.1      19,188,258       24.7

Other Shareholders (Corporations)              5          0.0      18,764,348      24.17

Other Shareholders (Individuals)               8          0.0         423,910       0.53

              Total                       16,127          100      77,635,260        100

2. INFORMATION ON SHARES

Preemptive right delineated  (1) The shareholders of the Company shall have
in the Articles of               rights to subscribe for new shares to be issued
Incorporation                    by the Company in proportion to their
                                 respective shareholdings.

                             (2) Notwithstanding the provision of Paragraph (2),
                                 the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following cases:

                                 1. If the Company issues new shares by a
                                    general public offering approved by a
                                    resolution of the Board of Directors in
                                    accordance with Article 189-3 of the
                                    Securities and Exchange Act ("SEA");

                                 2. If the Company preferentially allocates new
                                    shares to members of the Employee Stock
                                    Ownership Association in accordance with
                                    Article 191-7 of the SEA;

                                 3. If the Company issues new shares pursuant to
                                    the exercise of stock options in accordance with Article 189 of the SEA;

                                 4. If the Company issues new shares for the
                                    issuance of depositary receipts ("DR") in accordance with Article 192 of the SEA;

                                 5. If the Company issues new shares in
                                    accordance with the Foreign Investment
                                    Promotion Law for the inducement of foreign capital as necessary for the management of the Company;

                                 6. If the Company issues news shares to
                                    domestic financial institutions, legal
                                    persons or individuals to the extent
                                    necessary for the management of the Company.

                             (3) In the case of abandonment or loss of the right
                                 of the shareholders to subscribe for new shares, or if fractional shares remain at the time of allocation of new shares, such shares shall be disposed of by a resolution of the Board of Directors.

          Year-end Closing             December 31     Annual Shareholders Meeting    No later than End of March
          ----------------             -----------   ------------------------------   --------------------------
      Closing of Transfer Book                                   -

       Denomination of Stocks                        1,5,10,50,100,500,1,000,10,000

Registration of Stock-transfer Agent                 Korea Securities Depositary

     Privilege of Stockholders             None            Newspaper Used             The Korea Economic Daily

      3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

      a. Domestic Stock Market N/A

      b. Foreign Stock Market N/A * Delisted from Nasdaq on April 7, 2003.

VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                  (Unit: shares)

                                                                                                    NUMBER OF SHARES
                                                                                                  -------------------
        TITLE                  REGISTERED/                                                        ORDINARY  PREFERRED
  (STANDING/NON STANDING)      UNREGISTERED      NAME                BRIEF RECORD                   SHARE     SHARE
  -----------------------      ------------  ------------            ------------                 --------  ---------
Receiver (Standing)            Registered    Park Suk Won  - Vice Present of KoRam Bank              0          0
                                                           - Receiver of Heung Cahng

Statutory Auditor              Registered    Ko Chang Lib  - Statutory auditor of Sang-A Co.,
                                                             Labore Co., Korea Tapaulin Co.,         0          0
                                                           - Receiver of Korea Tapaulin Co., Ltd

Executive Director (Standing)  Registered    Kim Se Hwan   - Naray Mobile Telecom                   33          0

Senior Director (Standing)     Registered    Park Kyu Bae  - TG Computer                             0          0

Senior Director (Standing)     Registered    Kim Yu Jung   - Naray Mobile Telecom                    0          0

Director (Standing)            Registered    Kim In Jung   - KEPCO                                   0          0

Total Compensation during 3Q: 119 Million Won
Average Monthly Payment Per Person : 6.6 Million Won

2. EMPLOYEE STATUS

  (As of September 30, 2004)                          (Unit: In Millions of Won)

                        NUMBER OF EMPLOYEES
               -------------------------------------     AVERAGE                  AVERAGE
                 SALES/           ENGINEER/             EMPLOYMENT      TOTAL   MONTHLY PAY
CLASS          MARKETING   MGT.   RESEARCHER   TOTAL   PERIOD (YEAR)   PAYMENT   PER PERSON  REMARK
-----          ---------   ----   ----------   -----   -------------   -------  -----------  ------
Male               90      48        90          228       4.78        6,144        2.99

Female              6       9         7           22       3.56          283        1.43

Total              96      57        97          250          -        6,427           -

      3. STATUS OF LABOR UNION

      1) The labor union is open to all employees excluding directors, team managers, members of the business administration team and the operation supporting & HR Team

      2) 178 employees joined the labor union and the union belongs to Korea Labor Union Nationwide of Information and Telecommunication.

VIII. OTHER NECESSARY DETAILS

      1. REPORTS AND PROGRESS OF MAIN MANAGEMENT DETAILS

      A. Report Pursuant to Regulation Chapter 2 (Registration & Management of Securities Issuer)

                                                                                                                      REPORTS
DATE REPORTED                          TITLE                                             REPORTS                       STATUS REMARK
-------------  ----------------------------------------------------  ------------------------------------------------ ------- ------
   6/7/04      Decision on Capital Increase with Consideration       Related to Debt to Equity Conversion

   4/14/04     100% capital reduction of the common shares held by   Related to capital reduction
               largest shareholders

   1/19/04     100% capital reduction of the common shares held by   Related to capital reduction
               largest shareholders

   1/15/04     Cancellation of stock option                          Related to cancellation of stock option

   1/15/04     Filing of material change                             Related to approval of corporate reorganization
                                                                     plan

   7/4/03      Loan to major shareholders                            Related to roll-over of loans

   4/25/03     Collateral from Affiliates                            Related to collateral

   3/27/03     Determination to commence reorganization              Related to the determination to commence
                                                                     reorganization

   3/5/03      Determination to dispose capital maintenance          Related to dispose capital maintenance

   3/3/03      Application to Commence Reorganization                Related to commencing reorganization

  12/31/02     Stock retirement completed                            Related to capital reduction of registered
                                                                     common stock

  12/28/02     [Correction] Stock retirement resolved                Correction announcement according to dispose
                                                                     fractional shares

                                                                                                                      REPORTS
DATE REPORTED                          TITLE                                             REPORTS                       STATUS REMARK
-------------  ----------------------------------------------------  ------------------------------------------------ ------- ------
12/02/02       Decisions of Extraordinary Shareholders' Meeting      Decision for capital reduction

10/15/02       Decision on stock retirement (for capital reduction)  Capital reduction by consolidation of shares

 8/30/02       Decision on Capital Increase with Consideration       Capital increase with consideration below par

 7/11/02       Disposition of Main Fixed assets                      Related to private line (fiber optic cable,
                                                                     ducts, equipments)

 3/22/02       Securities Issue Performance Report                   Related to issuing convertible bonds without
                                                                     guarantee

 3/15/02       Business Briefing                                     Related to issuing convertible bonds without
                                                                     guarantee

 3/7/02        Preliminary Business Briefing                         Related to issuing convertible bonds without
                                                                     guarantee

 3/7/02        Securities Report                                     Related to issuing convertible bonds without
                                                                     guarantee

 3/6/02        Exercise of BW                                        Related to exercising BW of SB Thrunet Pte Ltd,
                                                                     Trigem Computer, Naray & Company

B. Progress of Major Management Issues Previously Announced

Originally
Reported Date                 Title                           Original Report                        Progress
-------------  ----------------------------------------  ----------------------------  ---------------------------------------------
  1/19/04      Reverse stock split                       Related to Capital Reduction  Capital reduction of largest share holders
                                                                                       (2/18/04)
                                                                                       Additional capital reduction of largest
                                                                                       shareholder (4/26/04)

  3/27/03      Determination to commence reorganization  Related to Reorganization     Second meeting of interested parties
                                                                                       (11/28/03)

  3/27/03      Determination to commence reorganization  Related to Reorganization     First meeting of interested parties (6/25/03)

     2. CONTINGENT LIABILITIES

     A. Major Lawsuits

The Company is a defendant in several lawsuits and arbitrations, whose ultimate outcome cannot be ascertained at this time. Legal proceedings initiated against the Company pending as of September 30, 2004 are as follows:

                                                      (Unit: in millions of won)

          Claims                                  Complaint                  Defendant       Demanding payment         Remark
--------------------------------          ---------------------------        ---------       -----------------         ------
Compension for Damage                     Lee Gem Bok & 3 other cases         Thrunet               727

Reimbursement of Contract Amount          Kim Un hwan & 2 other case          Thrunet               317

Settlement of Unsecured Claims            JT Telecom                          Thrunet               970

          Total                                                                                   2,014

     B. Collateral Check and Note

    [Classification: Check]                                        (Unit: Check)

        ISSUED                    QUANTITY        AMOUNT           REMARK
----------------------            --------        ------       ---------------
         Bank                         1            Blank       Loan Collateral

Financial Institutions

     Corporation

  Other (Individual)

[Classification: Note]                                              (Unit: Note)

        ISSUED                    QUANTITY        AMOUNT           REMARK
----------------------            --------        ------       ---------------
         Bank

Financial Institutions                 5           Blank        Loan Guarantee

     Corporation

  Other (Individual)

C. Events Subsequent to the Balance Sheet Date

      According to the Chapter 9 of the Reorganization Plan, the Company notified disposal of the company by sale. The below procedures will be followed.

      - Receiving of Letter of Intent

      - Disposal and Offering of Information Memorandum

      - Receiving Sealed Proposal

      - Selecting Preferred Bidder

      - Submit Memorandum of Understandings